FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.
(Exact name of registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of Incorporation)

Plaza de San Nicolás 4
48005 Bilbao Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item

1.	BBVA Ordinary General Shareholders Meeting Agenda

2.	BBVA 2002 Earnings

3.	Assignment of BBVA Privanza Banco to BBVA

In accordance with the current provisions of law, BANCO BILBAO VIZCAYA ARGENTARIA, S.A. hereby gives notice that the meeting of its Board of Directors held yesterday resolved to convene Ordinary General Shareholders Meeting of the company for February 28th 2003 in first session and on March 1st 2003 in second session, with the agenda below.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Ordinary General Shareholders Meeting
1st MARCH 2003

AGENDA

ONE — Examination and approval, where forthcoming, of the Annual Accounts (Balance Sheet, Profit and Loss Account and Annual Report) and the Management Report of the Banco Bilbao Vizcaya Argentaria, S.A. and its Consolidated Financial Group. Application of earnings; dividend distribution. Approval of corporate management. All the aforementioned with respect to the financial year closing 31st December 2002.

TWO — To annul the resolution adopted by the Ordinary General Shareholders Meeting held on 9th March 2002 under item two of the agenda, and to increase the capital by the nominal sum of 782,983,750 euros, through the issue of new ordinary shares, delegating to the Board of Directors the power to set the date in which this resolution to increase the share capital shall be implemented, fully or in part, within the agreed figure, in a term of less than one year, or indeed to abstain from implementing it, and to establish the conditions of said issue regarding all that is not determined under the resolution of the General Shareholders Meeting, with the possibility of deciding in accordance with the provisions of article 161.1 of the Spanish Company Law (Ley de Sociedades Anónimas) and also to empower the Board to reword article 5 of the Corporate Bylaws regarding the share capital.

THREE — Annulling the resolutions adopted by the company’s General Shareholders Meeting of 9th March 2002, under items six and seven of the Agenda, to authorise, for the period of 5 years, the Board of Directors to issue bonds convertible and/or exchangeable with the bank’s shares, approving the rules for their placement and delegating their implementation to the Board of Directors, along with the power to waive or not the right of preferential subscription according to article 159.2 of the Spanish Company Law (LSA); determination of the bases and modalities of the conversion and delegation to the Board of the powers to proceed to the issue of share capital in the necessary amount and also to empower the Board to reword article 5 of the Corporate Bylaws regarding the share capital.

FOUR — Amendments of the following Articles of the Corporate Bylaws: Article 31 “adoption of resolutions”, Article 34 “number and elections of members of the Board of Directors” and Article 48 “Board’s Committees”.

FIVE — Ratification of the acceptance by the BBVA’s Board of Directors for the total assignment of the assets and liabilities of BBVA Privanza Banco, S.A. after which said company is to be wound up without liquidation.

SIX — Authorisation for the Company to acquire its treasury stock, directly or through its Group companies, in accordance with Article 75 of the Spanish Company Law (Ley de Sociedades Anónimas), establishing the limits or requirements for these acquisitions, and with the express power of reducing the share capital to amortise treasury stock, delegating to the Board of Directors the powers necessary to implement the resolutions of the General Meeting in this respect, annulling the authorisation granted by the General Shareholders Meeting held on 9th March 2002.

SEVEN — Re-election of the Auditors for 2003.

EIGHT — Ratification and re-election, where forthcoming, of members of the Board of Directors.

NINE — To transfer freely available reserves to a special fund for covering the costs of possible extraordinary plans for early retirements, to the amount and under the terms and conditions that the Bank of Spain may authorise, where appropriate.

TEN — Delegation of powers to the Board of Directors, with express right for its substitution, to formalise, correct, interpret and implement resolutions adopted by this Shareholders Meeting.

PRESS RELEASE	30-01-2003

2002 Earnings

BBVA REPORTS NET ATTRIBUTABLE OF 1.72 BILLION EUROS (-27.3%)
AFTER 427 MILLION EUROS OF EXTRAORDINARY PROVISIONS

➢	BBVA reinforces its competitive edge and starts 2003 with a healthier balance sheet, high solvency ratios, a substantial improvement in efficiency and a better risk profile

➢	The dividend will drop 9.1%, in line with the fall in the net attributable, excluding the voluntary provisions

➢
The 455 million (427 million after tax) of extraordinary provisions have been allocated to the Brazilian exchange differences, the early amortization of all the goodwill in non-investment grade countries and to early retirement provisions

➢	The earnings point to an upturn in the business’ recurrent margins: Operating Income remained stable (-0.4%) and would have risen 9.4% excluding Argentina and the exchange rate effect

➢	The efficiency ratio improved 3.2 points, from 50.4 to 47.2%

➢	The NPL ratio was better than in September and remained under control, at 1.71%, excluding Argentina, while the coverage ratio ended at 190%

➢	BBVA ended 2002 with a BIS Ratio of 12.5% and a Tier 1 of 8.4%, at the top of the sector in Europe

BBVA has applied a policy of maximum prudence and foresight, and has charged 427 million euros of extraordinary provisions against the income for 2002. As a result, net attributable profit totalled 1.72 billion euros, down 27.3%. If the provisions had not been brought forward, net income would have been 2.12 billion, down 9.2%, in line with the figure forecast at the end of the first half year. The Board will propose a 9.1% cut in the dividend for 2002.

In 2002, the most recurrent earnings performed well: operating income jumped 9.4%, considering Argentina by the equity method and excluding exchange rate effects. This healthy performance by the most recurrent margins contrasts with declines of 79.2% in income from companies carried by the equity method and 36.5% in capital gains, and an 18.6% increase in total provisions. BBVA still leads the Euro zone league in terms of efficiency, loan loss, solvency and yield.

The 2002 earnings were conditioned by three key factors: the Argentinean crisis, the depreciation of the Latin America currencies and investee companies’ smaller contributions. Against this background, the Group decided to make an additional effort by bringing forward provisions in order to start 2003 on a firm footing.

This year is also going to be tough due both to narrowing margins in the European market, which will be offset in Spain by a higher volume of business, and to the effect of the depreciation of Latin American currencies, although the Group will continue performing well in local currency terms.

With these medium and long term prospects, BBVA is adopting a realistic strategy to strengthen its competitive edge in the European market. Consequently BBVA will be starting 2003:

➢
With a healthy balance sheet and high solvency ratios, as the Group’s NPL ratio now stands at 1.71% and the NPL coverage ratio at 189.5% (excluding Argentina), after having improved since September, while the NPL ratio at home has fallen to 0.87%, while maintaining its capital strength: BBVA core capital stands at 5.9%, Tier 1 at 8.4% and the BIS Ratio, at 12.5%

➢	With a substantial gain in efficiency, which improved from 50.4% to 47.2%

➢
With a better risk profile, because the weight of Latin American non-investment grade countries in the Group has been halved: following the Brazil transaction, they now account for only 5% of total assets, as compared to 10% in December 2001

➢
With a clear strategic focus on retail banking in Spain and Mexico; Retail Banking in Spain reported a 13.9% rise in net attributable, while Mexico announced an increase of 7.8%, or 18.1% without the exchange rate effect

In spite of the difficulties it faced in 2002, at the end of the year BBVA had redefined its business model, reinforced its competitive edge in Europe, improved its solvency levels, the quality of its balance sheet and its risk profile, in order to face its future as one of the leaders of the European banking league.

Earnings

The 2002 income statement was conditioned by four factors: Argentina, the exchange rate fluctuations, the investee companies’ smaller contribution and the extraordinary provisions. In spite of the harsher scenario, BBVA reported further improvements in recurrent income — especially from the retail business —, and efficiency levels, and its earnings remained solid, despite fewer capital gains and income from companies carried by the equity method.

BBVA recorded 5.56 billion euros of Operating Income, most likely the Euro Zone’s highest figure in 2002, underscoring the strength of the Group’s recurrent income.

The effects of the exchange rates and Argentina distort any comparison with the previous year. The income statement with Argentina consolidated by the equity method offers a truer comparison with the real performance of the most recurrent earnings.

On this basis, net interest income would have dropped 8.3%, meaning a decrease of only 0.9% with respect to 2001 at constant exchange rates. After applying net fee income, the basic margin fell 6.1%, or 1% excluding the exchange rate effect, while the 4.1% decrease in ordinary revenue would be an increase of 3.1% at constant exchange rates.

All business areas reported lower general administrative expenses (personnel and general expenses), which fell 9.2% or 1.7% excluding the exchange rate effect, in spite of high inflation rates in certain markets in which the Group operates. Much of this was due to the headcount and branch network streamlining process in place since the merger, and which in 2002 focused especially on America.

Efficient income and expense management allowed BBVA to record a further gain in the efficiency ratio, which improved from 50.4% to 47.2%.

Consequently, operating income excluding Argentina and at a constant exchange rate rose 9.4%, the biggest rises being reported by Retail Banking in Spain and Portugal (+11.8%), Banking in America (+65.3%) and Mexico, which grew 2.0% because the higher net fee income and lower expenses offset the fall in net interest income prompted by the rate cut.

As for the lower part of the income statement, the items as far as the pre-tax profit subtracted more than double the amount recorded in 2001. BBVA has decided to bring forward certain items and charge them to the income for 2002, and allocated total provisions of 2.73 billion, 18.6% up on 2001. Of that total figure, 455 million (427 million after tax) correspond to the extraordinary provisions allocated to bring forward charges planned for 2003 and subsequent years:

➢	The amortization of all the goodwill outstanding in Latin American non-investment grade countries, totalling 129 million euros

➢
245 million euros to write off the exchange differences following the Brazil transaction, recorded under Group transactions, which has no affect on the net worth because the same amount has been credited to the reserves

➢	An 81 million euros early retirement provision, with an impact of 53 million on net attributable.

Excluding these extraordinary provisions, Group net attributable would have amounted to 2.12 billion euros, 9.2% down on 2001, in line with the forecast issued at the end of the first half, and the ROE of 13.7% would have risen to 17.1%, comparing favourably with the main European banks.

Two further factors made the situation more complicated for BBVA:

➢	Less income from companies carried by the equity method, due to the lower income reported by investee companies and the inclusion of Argentina, which dropped 79.2%

➢	36.5% fewer capital gains than in 2001, as the market slumps brought down asset valuations, prompting the Group adopted a prudent disposal policy

In short, Group earnings at the end of 2002 were in line with forecasts, before the extraordinary provisions, as a result of the healthy recurrent margins and in spite of fewer capital gains and less income from companies carried by the equity method.

Business

Throughout 2002, Group activity was conditioned by the exchange rate effect in Latin America, while wholesale business was hit by the volatility and uncertainty on the financial markets. At home, however, it devoted further efforts to relaunching the business, focusing in particular on lending.

At the end of 2002, BBVA’s assets amounted to 279.54 billion euros (-9.6%), total lending totalled 146.41 billion euros (-6.2%) and total customer funds managed rose to 289.39 million euros (-10.7%). Excluding Argentina and at constant exchange rates, lending increased 4.5% and total funds under management rose 2.1%.

On the Spanish market, net lending continued to grow as throughout 2002, rising 8.9%, while loans secured by in-rem collateral jumped 14.9%. Growth in deposits was slower on account of the sluggish markets, the best news being the improved mix structure as the least expensive transactional deposits gained further weight.

Capital strength

Despite the performance of earnings and the harsh scenario, at the end of 2002 BBVA still enjoyed a clear competitive edge: the strength of its capital ratios.

BBVA ended 2002 with a core capital of 5.9%, a Tier 1 of 8.4% and a BIS Ratio of 12.5%, together with an equity surplus of 5.56 billion euros. The capital adequacy ratio, according to Bank of Spain regulations, amounted to 11.2%.

Therefore the Group ranks number one in Europe in capital strength terms, a variable that matters all the more at low points of the cycle, such as the present.

Highlights of the BBVA Group (Consolidated figures)
	2002	2001	Δ%
BALANCE SHEET (millions of euros)
Total assets	279,542	309,246	(9.6)
Total lending (gross)	146,413	156,148	(6.2)
Customer funds recorded on balance sheet	180,570	199,486	(9.5)
Other customer funds managed	108,815	124,496	(12.6)
Total customer funds managed	289,385	323,982	(10.7)
Shareholders’ funds (including profit for the year) (1)	12,351	13,315	(7.2)

INCOME STATEMENT (millions of euros)
Net interest income	7,808	8,824	(11.5)
Basic margin	11,476	12,862	(10.8)
Ordinary revenue	12,241	13,352	(8.3)
Operating income	5,577	5,599	(0.4)
Operating income (Argentina consolidated by equity method)	5,251	5,109	2.8
Pre-tax profit	3,119	3,634	(14.2)
NET ATTRIBUTABLE PROFIT (2)	1,719	2,363	(27.3)

PER SHARE DATA AND MARKET CAPITALISATION (31-12)
Share price	9.12	13.90	(34.4)
Market capitalisation (million euros)	29,146	44,422	(34.4)
Net attributable profit	0.54	0.74	(27.3)
Book value	3.86	4.17	(7.2)
PER (Price Earnings Ratio; times)	17.0	18.8
P/BV (Price/Book value; times)	2.4	3.3

RELEVANT RATIOS (%)
Operating income / ATA	1.93	1.85
ROE (Net attributable profit / Average equity)	13.7	18.0
ROA (Net income / Average total assets)	0.85	0.99
RORWA (Net income / Risk weighted assets)	1.48	1.78
Cost / income ratio	47.2	50.4
NPL ratio	2.37	1.71
Coverage ratio	146.8	221.6

CAPITAL ADEQUACY RATIOS (BIS regulations) (%)
Total	12.5	12.6
TIER I	8.4	8.5

OTHER INFORMATION
Number of shares (millions)	3,196	3,196
Number of shareholders	1,179,074	1,203,828
Number of employees	93,093	98,588
• Spain	31,737	31,686
• America (3)	59,293	64,835
• Rest of the world	2,063	2,067
Number of branches	7,504	7,988
• Spain	3,414	3,620
• America (3)	3,886	4.161
• Rest of the world	204	207

N.B.: Non-audited data. Consolidated statements follow generally accepted accounting principles of Bank of Spain Circular 4/91 and later Circulars.

(1)	After applying the income for the year.
(2)	Excluding the extraordinary provisions allocated in 4Q2002, net attributable would have been only 9.2% lower.
(3)	This heading includes BBVA Group’s banking and pension management activities in all Latin American countries in which it is present.

Consolidated income statement (Million euros)
	2002	Δ%	2001
Financial revenues	17,234	(20.2)	21,608
Financial expenses	(9,784)	(26.3)	(13,279)
Dividends	358	(27.7)	495
NET INTEREST INCOME	7,808	(11.5)	8,824
Net fee income	3,668	(9.1)	4,038

BASIC MARGIN	11,476	(10.8)	12,862
Market operations	765	56.1	490

ORDINARY REVENUE	12,241	(8.3)	13,352
Personnel costs	(3,698)	(12.9)	(4,243)
General expenses	(2,074)	(16.4)	(2,482)

GENERAL ADMINISTRATIVE EXPENSES	(5,772)	(14.2)	(6,725)
Depreciation and amortization	(631)	(14.9)	(742)
Other operating revenues and expenses (net)	(261)	(8.7)	(286)

OPERATING INCOME	5,577	(0.4)	5,599
Net income from comp. carried by the eq. method	33	(91.5)	393
Memorandum item: dividends received	(242)	(36.1)	(379)
Amortization of goodwill in consolidation	(679)	9.0	(623)
Net income on Group transactions	361	(62.2)	954
Net loan loss provisions	(1,743)	(9.2)	(1,919)
• Gross provisions	(2,385)	(4.6)	(2,501)
• Reversals	434	47.8	294
• Recoveries	208	(27.8)	288
Net securities writedowns	3	n.s.	(43)
Extraordinary items	(433)	(40.4)	(727)

PRE-TAX PROFIT	3,119	(14.2)	3,634
Corporate income tax	(653)	4.4	(625)

NET INCOME	2,466	(18.0)	3,009
Minority interests	(747)	15.8	(646)
• Preference shares	(276)	(12.5)	(316)
• Other	(471)	42.8	(330)

NET ATTRIBUTABLE PROFIT (1)	1,719	(27.3)	2,363

(1)	Excluding the extraordinary provisions allocated in 4Q2002, which amounted to 455 million euros (427 million euros after tax), net attributable would only have been 9.2% lower.

Consolidated income statement (Argentina consolidated by equity method) (Millions of euros)
	2002	Δ%	Δ% at constant exchange rate	2001
Financial revenues	16,152	(20.3)	(15.0)	20,264
Financial expenses	(9,026)	(28.4)	(24.4)	(12,599)
Dividends	358	(27.7)	(27.2)	495
NET INTEREST INCOME	7,484	(8.3)	(0.9)	8,160
Net fee income	3,567	(1.0)	5.1	3,602

BASIC MARGIN	11,051	(6.1)	1.0	11,762
Market operations	664	47.3	60.3	451

ORDINARY REVENUE	11,715	(4.1)	3.1	12,213
Personnel costs	(3,606)	(7.3)	(0.7)	(3,890)
General expenses	(1,993)	(12.4)	(3.5)	(2,275)

GENERAL ADMINISTRATIVE EXPENSES	(5,599)	(9.2)	(1.7)	(6,165)
Depreciation and amortization	(612)	(8.6)	(0.9)	(669)
Other operating revenues and expenses (net)	(253)	(6.4)	2.8	(270)

OPERATING INCOME	5,251	2.8	9.4	5,109
Net income from comp. carried by the eq. method	35	(79.2)	(79.3)	168
Memorandum item: dividends received	(242)	(36.1)	(35.5)	(379)
Amortization of goodwill in consolidation	(679)	9.0	9.0	(623)
Net income on Group transactions	361	(62.2)	(61.9)	954
Net loan loss provisions	(1,494)	7.8	15.5	(1,387)
• Gross provisions	(2,113)	10.7	24.1	(1,908)
• Reversals	422	54.5	64.9	273
• Recoveries	197	(20.9)	(14.0)	248
Net securities writedowns	3	n.s.	n.s	(43)
Extraordinary items	(280)	n.s.	n.s	24

PRE-TAX PROFIT	3,197	(23.9)	(20.2)	4,202
Corporate income tax	(745)	(24.2)	(20.6)	(982)

NET INCOME	2,452	(23.9)	(20.0)	3,220
Minority interests	(733)	(14.6)	(7.0)	(857)
• Preference shares	(276)	(12.5)	(12.5)	(315)
• Other	(457)	(15.7)	3.2	(542)

NET ATTRIBUTABLE PROFIT (1)	1,719	(27.3)	(24.5)	2,363

(1)	Excluding the extraordinary provisions allocated in 4Q2002, which amounted to 455 million euros (427 million euros after tax), net attributable would have been only 9.2% lower

“BBVA, S.A.”, pursuant to the provisions of section 82 of the Securities Market Act, hereby announces the following

SIGNIFICANT EVENT

30th January 2003

BBVA announces that the Extraordinary and Universal Shareholders Meeting of BBVA PRIVANZA BANCO, S.A. held yesterday, resolved the total assignment of the assets and liabilities of the company to the single partner Banco Bilbao Vizcaya Argentaria, S.A. after which said company is to be wound up without liquidation. Likewise, BBVA gives notice that in the meeting of its Board of Directors held yesterday resolved to accept of said assignment of the assets and liabilities of BBVA PRIVANZA BANCO, S.A. according the dissolution balance sheet closing 31st December 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January, 13th 2003	Banco Bilbao Vizcaya Argentaria, S.A.

	By:	/S/ MIREN JOSUNE BASABE PUNTOX
Name: Miren Josune Basabe Puntox

Title: Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.